Snell & Wilmer L.L.P.

600 Anton Boulevard, Suite 1400

Costa Mesa, California 92626-7689

TELEPHONE: (714) 427-7000

FACSIMILE: (714) 427-7799

Anthony J. Ippolito (714) 427-7409 tippolito@swlaw.com	September 15, 2014

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Attn.: Mr. Jay Ingram, Legal Branch Chief

RE:	Cryoport, Inc.

Post-Effective Amendment No. 1 to
Registration Statement on Form S-1
Filed August 18, 2014
File No. 333-180326

Dear Mr. Ingram:

On behalf of our client, Cryoport, Inc. (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated August 29, 2014 to Robert Stefanovich, Chief Financial Officer of the Company, with respect to the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-1, as filed with the Commission on August 18, 2014. The Company also filed today Post-Effective Amendment No. 2 to Form S-1, which has been revised to reflect the changes to the Company’s Board of Directors and committees as a result of the Company’s recent annual meeting of the stockholders. For your convenience, the Commission’s comments have been repeated herein in bold, with the Company’s response immediately following each of the Commission’s comments.

September 15, 2014

General

1. We note that your registration statement File No. 333-180326 was declared effective on June 21, 2012 and served as a post-effective amendment to File No. 333-170027 and File No. 333-173263. That registration statement included your audited financial statements for the year ended March 31, 2012 and should have been updated pursuant to Section 10(a)(3) on or before July 31, 2013. Please tell us whether you made offers and sales during the period in which your audited financial statements were not current. If yes, please provide us with a legal analysis of your compliance with Section 5 of the Securities Act.

The Company’s Registration Statements on Form S-1 (File Nos. 333-173263, 333-170027, and 333-173263) relate solely to the resale of (i) outstanding shares of common stock held by stockholders of the Company (“Outstanding Common Shares”) and (ii) the resale of shares of common stock underlying warrants held by stockholders of the Company (“Warrant Shares”). According to the Company’s records, approximately 1,351,789 Outstanding Common Shares were offered and sold following July 31, 2013, the date after which the financial statements included in the Registration Statement’s prospectus ceased being current. The Company believes that these sales were proper, as such Outstanding Common Shares were eligible for unlimited public resale under Rule 144(b)(1)(i) of the Securities Act of 1933, as amended (the “Securities Act”), at the time they were resold by the selling stockholders, as such shares had been held for more than six months, none of the selling stockholders were, or within the three months prior to such sale were, affiliates of the Company and the current public information requirements of Rule 144(c) of the Securities Act had been satisfied. The Company has confirmed that no Warrant Shares were offered or sold following July 31, 2013.

If you have any questions regarding the above, please do not hesitate to give me a call at (714) 427-7409.

Very truly yours,

Snell & Wilmer

/s/ Anthony J. Ippolito
Anthony J. Ippolito

cc:	Robert Stefanovich

Chief Financial Officer